UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO.2

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

David Brulotte

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	Maxime Aucoin Executive Vice President and Chief Financial Officer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis.

i

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025 ("Annual Report") as follows:

1. The following additional exhibits are hereby added to the Annual Report:

Exhibit 99.3:	Quarterly Bulletin, Second Quarter 2026

2. Exhibit 99.1 is hereby supplemented by adding the following text after the third paragraph of text under the subsection “Generation Activities—Electricity Purchases” on page 13.

The Government of Newfoundland and Labrador appointed a new negotiating team to represent them in ongoing negotiations. Following these negotiations, we announced alongside NLH, on August 17, 2026, the entry into a new non-binding framework agreement titled Definitive Cooperation and Implementation Agreement (“DCIA”) that expands upon the previously negotiated MOU and lays out the key terms for an enhanced long-term energy purchase and development initiative. The DCIA also contemplates the replacement of the 1969 Power Contract. The parties intend to continue negotiations of the definitive agreements as contemplated in the DCIA.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized officer.

HYDRO-QUÉBEC

By:	/s/ Maxime Aucoin
Maxime Aucoin
Authorized Officer
Name:	Maxime Aucoin
Title:	Executive Vice President and Chief
Financial Officer

Date: September 4, 2026